UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Point Therapeutics, Inc.
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                    760394106
                      ------------------------------------
                                 (CUSIP Number)

                                November 5, 2003
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP NO. 460573108                                                          13G

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      1       NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mark S Berg
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                             (a)

                                                                             (b)
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      3       SEC USE ONLY

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      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

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   NUMBER OF SHARES
 BENEFICIALLY OWNED BY        5     SOLE VOTING POWER
EACH REPORTING PERSON
        WITH                        776,033

                              --------------------------------------------------
                              6     SHARED VOTING POWER
                                    None

                              --------------------------------------------------
                              7     SOLE DISPOSITIVE POWER
                                    776,033

                              --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER
                                    None

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      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              776,033

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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*

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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.1%

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     12       TYPE OF REPORTING PERSON*
              IN

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

ITEM 1(A)         NAME OF ISSUER:

                  Point Therapeutics, Inc. (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  125 Summer Street, Boston, MA 02110

ITEM 2(A)         NAME OF PERSON FILING:

                  The Statement is filed on behalf of Mark S. Berg (the "Reporting Person")

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the Reporting Person is 56 Harbor Hill Drive, Lloyd Harbor, NY 11743.

ITEM 2(C)         CITIZENSHIP:

                  Mr. Berg is a citizen of the United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.001 per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  730694106.

Item 3.           [x] CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE
                  13d-1(c)

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

                  Mr. Berg may be deemed to beneficially own 766,033 Shares of the Issuer as follows: (a) 100,000 Shares owned by Mark Berg Sup. IRA, (b) 223,000 Shares and warrants to purchase 111,500 Shares, owned by Mark Berg IRA, and (c) 341,533 Shares owned by M.S.B. Research, of which Mr. Berg is the
______________.

ITEM 4(B)         PERCENT OF CLASS:

                  5.1%
                                   Page 3 of 5

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i) Sole power to vote or direct the vote: 766,033

          (ii) Shared power to vote or to direct the vote: None

          (iii) Sole power to dispose or to direct the disposition of: 766,033

          (iv) Shared power to dispose or to direct the disposition of

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  [Not Applicable.]

                  [If this statement is being filed to report the fact that as of the date hereof the person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10. CERTIFICATION:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November __, 2003
                                        /s/ Mark S. Berg
                                        -------------------------------------
                                        Mark S. Berg


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